Filed by First Niagara Financial Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: NewAlliance Bancshares, Inc.
SEC Registration Statement No.: 001-32007
Barclays Capital Global Financial Services Conference September 13-14, 2010 John R. Koelmel President and Chief Executive Officer

2 Safe Harbor Statement This presentation contains forward-looking information for First Niagara Financial Group, Inc. Such information constitutes forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) which involve significant risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements. In connection with the proposed merger, First Niagara Financial Group, Inc. ("FNFG") will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of NewAlliance Bancshares, Inc. ("NewAlliance") and a Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab "Investor Relations" and then under the heading "Documents" or from NewAlliance by accessing NewAlliance's website at www.newalliancebank.com under the tab "Investors" and then under the heading "SEC Filings. FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance's 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. You may obtain free copies of this document as described in the preceding paragraph.

3 FNFG: Consistently Playing Offense We Have What it Takes Financial Strength Franchise Strength Earnings momentum Multiple sources of growth Capital flexibility Consistent credit discipline Operating efficiency Access to growth markets Superior customer service Local decision making Scalable platform Management depth Bigger, Better, Stronger

How Did We Accomplish This? Decisive - moved with confidence and conviction Adapted quickly to each unique business cycle Got ahead of the curve on success factors Took advantage of marketplace dislocations 4 Forward-Looking Vision

5 2007 - Subprime Crisis Played Defense Environment Housing bubble bursts Massive write-downs of MBS/CMOs FNFG Objectives Sharpen focus on core strengths Improve risk-reward decision model Maintain capital and credit discipline FNFG Accomplishments Redeployed resources to improve efficiencies No outsized securities/credit charges GBSB acquisition increased market share Double digit C&I loan growth

6 2008 - Financial Crisis Strengthened Our Position Environment Capital markets frozen High profile bank failures/large scale government intervention Economy contracts sharply FNFG Objectives Maintain strong capital position Uphold strong underwriting standards Expand business services platform FNFG Accomplishments Raised $115M in capital Used TARP proceeds to increase loan originations by 18% No outsized securities/credit charges Disciplined expense management

7 2009 - Recession Played Offense Environment 100+ banks fail Credit losses worsen as CRE market softens Financial industry consolidation gains momentum FNFG Objectives Maintain ample capital levels to support growth Uphold strong underwriting standards Focus on markets with growth potential Scale operating platform and deepen talent pools FNFG Accomplishments Generated record operating earnings Two transformational, immediately accretive acquisitions - Nat City branches & HNBC Fortress balance sheet with over $840M raised in highly successful equity offerings Continued investing in talent and infrastructure

8 2010 - Move Toward "New Normal" First Mover Advantage Environment Stabilization of banking system continues Formation of new agencies and increased regulatory reform Imposition of stringent capital requirements FNFG Objectives Leverage strengths to capitalize on window of opportunity Maintain a sense of pace/urgency Be Bigger, Better, Stronger when market normalizes FNFG Accomplishments Announced strategic merger with NAL Near flawless integration of HNBC Excellent initial results in new PA markets Strong comml. loan/core deposit growth in Upstate NY "Stable" outlook credit ratings/$300M debt offering Converted to comml. bank charter for flexibility

March 2010 BHC/Bank Charter Conversion Approval $300M Debt Raise June 2009 Repaid TARP July 2009 Announced HNBC Acquisition The FNFG Advantage Seizing the Moment September 2008 $115M Equity Raise November 2008 $184M TARP Preferred April 2009 Announced NatCity Acquisition $380M Equity Raise September 2009 $460M Equity Raise 9 September 2007 Announced GBSB Acquisition 2007 2008 2009 2010 August 2010 Announced NAL Merger

Transactions Advancing Previously Articulated Strategy Building a Regional Powerhouse 10 25th largest bank Four state footprint $30B in assets $20B in deposits $15B in loans TRB Capital: 14.3% 340 branches 5,000 employees Information is pro forma at transaction close FNFG NAL WPA EPA

11 Growth Potential in New Markets... Larger Footprint Provides Significantly More Opportunities Six state area (1) 17% of US population 20% of US economy 22% of total deposits (1) Connecticut, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island

12 ....With Very Attractive Demographics Solid foothold to drive profitable growth Significant market share opportunity within major Northeast markets Access to nearly 15 million customers in very attractive markets Philadelphia MSA Central Connecticut(1) Upstate New York(2) Pittsburgh MSA Deposits $3.2B $4.6B $5.6B $3.4B Market Share 2% 7% 7% 5% Ranking 10 4 5 4 Market Deposits(3) $152.8B $63.9B $80.0B $71.8B Population (2010) 5.9M 2.7M 3.7M 2.4M Median Household Income (2010) $64.6K $61.4K $54.6K $49.5K Source: SNL, Deposit Data for 2009 (1) Average of NewAlliance's three largest MSAs: New Haven, Hartford and Springfield (population and deposits are totals) (2) Average of Buffalo, Rochester, Syracuse, and Albany MSAs (population and deposits are totals for all four regions) (3) Includes Home Office Deposits National Average $54.4K

Deal Price / TBV at close other than NAL Source: SNL Financial Deal Price / Seller's TBV (CHART) The First Mover Advantage Long-Term Value Created Earlier in the Cycle Recent FNFG deals Bank & thrift M&A transactions between 1990-1998 with deal values greater than $300 million 13

14 Actual National City Harleysville NewAlliance Total Deal Value $52 $300 $1,425 $1,777 Assets (1) $3.9 $5.2 $8.7 $17.8 Loans (1) $0.8 $2.6 $4.9 $8.3 Deposits (1) $3.9 $4.0 $5.1 $13.0 Deposit Premium Core Total 2.5%1.3% 3.6%2.2% 14.0%10.0% 8.0%5.0% Building Franchise with Pricing Discipline $ in millions National City and Harleysville deposit premium at close. NewAlliance deposit premium at announcement. Core deposits defined as total deposits less certificates of deposit. (1) At fair value for National City and Harleysville at acquisition date. NewAlliance at June 30, 2010. $ in billions

15 NewAlliance Transaction Highlights FNFG merging with NAL - $5.1B in deposits, $4.9B in loans and 88 branch locations in New Haven, Hartford, Manchester and Springfield 4th largest bank in New England Strong strategic fit with like-minded leadership and shared community bank traditions Superior Market Opportunity Branches located among the most affluent areas nationwide Diverse business customer base with similar industry focus Stretches platform to leverage more complete array of products and services Access to attractive NY - Boston corridor Strong Transaction Fundamentals Immediate EPS accretion IRR well in excess of cost of capital Modest tangible book value dilution with short earnback period Very strong capital levels Accelerated Growth Potential of Combined Franchise

Profitable Opportunities for the New Franchise... Accelerate redeployment of excess liquidity into higher yielding assets Export FNFG's successful commercial model Import NAL's Asset Based Lending expertise Add NAL's strong residential mortgage origination capabilities Achieve synergies in wealth management Leverage excess capital with the benefit of a broader geography 16

17 First Niagara & NewAlliance Two Strong, Growing Companies United NCOs / Average Loans Return on Average Assets (1) TCE/TA Operating Net Income (1) (1) Non-GAAP/operating results excludes certain non-recurring items. The Company believes that these measures are useful to management and investors because they permit a more effective evaluation and comparison of the Company's results and performance in relation to its ongoing operations. See notes slide at end of presentation for details. (2) Annualized Millions 2Q 2010 (2) 2Q 2010 (2) 2Q 2010 (2) FNFG NAL SNL Bank & Thrift (CHART) +76% (CHART) +15% (CHART) (CHART) (CHART)

18 "Is it too much, too fast" "Do you have what it takes" "Are you becoming a serial acquirer" Execution Risk?

19 Strengthened Organization to Drive Growth Aspirations Added over 500 positions in past 18 months Strengthened key leadership positions Recruited senior talent from bigger institutions Entered new business lines to meet customer demand Will add 200 + positions over next 6-12 months Plan the Work, Work the Plan

Infusing Talent Into Senior Leadership

<table>
<tr><th>Senior Management Hire</th><th>Years of Experience</th><th>Prior Experience</th></tr>
<tr><td>Chief Operating Officer</td><td>34</td><td rowspan="10">• JP Morgan Chase
• Citibank
• PNC
• National City
• M&T
• Bank of NY Mellon
• TD Banknorth
• Key Bank</td></tr>
<tr><td>EVP, Corporate Development</td><td>17</td></tr>
<tr><td>Eastern PA Market Leader</td><td>31</td></tr>
<tr><td>Western PA Market Leader</td><td>20</td></tr>
<tr><td>Capital Markets Head</td><td>20</td></tr>
<tr><td>Financial Services Head</td><td>23</td></tr>
<tr><td>Retail Network Head</td><td>24</td></tr>
<tr><td>Chief Information Officer</td><td>20</td></tr>
<tr><td>Operations Head</td><td>25</td></tr>
<tr><td>Enterprise Risk Management Head</td><td>20</td></tr>
</table>

20

21 Harleysville National CorporationApril 2010 National City BranchesSeptember 2009 Assets (1) $5.2 $3.9 Deposits(1) $4.0 $3.9 Loans(1) $2.6 $0.8 Branches 83 57 Employees 1,100 500 Core deposit retention of 95%Loan demand;$325M in originations including $110M in comml. line commitmentsSale of nearly $300M in distressed loans Core deposits 107% of pre-acquisition levels$85M increase in comml. loan balances for 2Q'10 with an active pipelineGrowing wealth management sales Proven Acquisition Track Record (1) Fair value at acquisition date $ in billions Successfully Integrated 9 Bank/Branch Deals Since 1999

22 First Niagara: A Winning Franchise Stable markets with solid demographics and significant growth potential Strong earnings and business momentum Deep talent pools in place to drive further growth More than ample capital to keep playing offense Opportunistic, action-oriented strategic plan Bigger, better, stronger Long-term focus

Question & Answer 23

First Niagara Financial Group's common stock is listed on the NASDAQ National Market System and is traded under the symbol FNFG Additional information is available at www.fnfg.com Investor Inquires: Tony Alessi Vice President 716.625.7692 tony.alessi@fnfg.com 24

25 The Company believes that these measures are useful to management and investors because they permit a more effective evaluation and comparison of the Company's results and performance in relation to its ongoing operations. First Niagara Beginning in Q2 2010, the impact of income taxes on these nonrecurring items was calculated using the effective tax rate for the quarter. 2010 - Q2: After-tax noninterest expense: Harleysville acquisition related expenses of $ 18.8 million, $5.6 million charitable contribution related to the acquired markets and severance and related costs of $0.5 million. Q1: After-tax noninterest expense: Harleysville acquisition related expenses of $3.7 million. 2009 - Q2: After-tax noninterest expense: FDIC's special assessment charge of $3.3 million based on each insured depository institution's assets less Tier 1 Capital. Also includes expenses related to the National City branch acquisition of $1.4 million. 2009 - Q2: Also includes accelerated discount accretion of $7.7 million resulting from the redemption of preferred stock purchased by the U.S. Treasury Department under the Troubled Asset Relief Program and $1.7 million of accrued dividends and preferred stock discount accretion through the redemption date. Reported(GAAP) net income was $20.0 million for the second quarter of 2010, $28.9 million for first quarter of 2010 and $20.8 million for the second quarter of 2009. Reported(GAAP) return on average assets(ROAA) for the second quarter of 2010 was 0.41%. NewAlliance 2010 - Q2: After-tax noninterest revenue: Gain on limited partnership of $1.7 million. Q1: Tax-exempt life insurance proceeds of $2.6 million. 2009 - Q2: After-tax noninterest expense: FDIC's special assessment charge of $2.6 million based on each insured depository institution's assets less Tier 1 Capital. Reported(GAAP) net income was $16.3 million for the second quarter of 2010, $16.4 million for first quarter of 2010 and $10.1 million for the second quarter of 2009. Reported(GAAP) ROAA for the second quarter of 2010 was 0.76%. Notes to Operating Net Income and Return on Average Assets: Non-GAAP/operating results excludes certain non-recurring items